                         BOARD REPRESENTATION AGREEMENT

AGREEMENT made the 13th day of October, 1997 as amended and restated by agreement dated as of January 15, 1998

AMONG:

          INTEGRATED BRANDS INC., a company incorporated under the laws of the State of New Jersey

          ("Integrated Brands")

          - and -

          YOGEN FRUZ WORLD-WIDE INC., a corporation amalgamated under the laws of the Province of Ontario

          ("Yogen Fruz")

          - and -

          RICHARD E. SMITH, DAVID SMITH and DAVID STEIN, each of the State of New York

          (the "Integrated Brands Principal Shareholders")

          - and -

          MICHAEL SERRUYA AND AARON SERRUYA, each of the Province of Ontario

          - and -

          1082272 ONTARIO INC., a corporation incorporated under the laws of the Province of Ontario

          ("1082272")

          - and -

          THE SERRUYA FAMILY TRUST, a trust organized under the laws of the Province of Ontario

          (the "Serruya Family Trust")

(Michael Serruya, Aaron Serruya, 1082272 and the Serruya Family Trust are sometimes hereinafter collectively referred to as the "Yogen Fruz Principal Shareholders." The Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders are sometimes hereinafter collectively referred to as the "Principal Shareholders".)

RECITALS:

1. Yogen Fruz has agreed to complete a capital reorganization (the "Reorganization") after which (i) its outstanding share capital will consist of 200,000,000 multiple voting shares having 10 votes per share ("Multiple Voting Shares") and 200,000,000 subordinate voting shares having 1 vote per share ("Subordinate Voting Shares"), and (ii) Yogen Fruz has agreed to continue from Ontario to Nova Scotia. As part of the Reorganization, stockholders of Yogen Fruz will have the right to elect to receive either (i) one Multiple Voting Share or (ii) 1.05 Subordinate Voting Shares for each Common Share of Yogen Fruz outstanding immediately prior to the Merger.

2. 1082272 and The Serruya Family Trust own common shares of Yogen Fruz (i) for the benefit of Michael Serruya and Aaron Serruya, which in the Reorganization shall be changed into an aggregate of 4,733,332 Multiple Voting Shares, and (ii) for the benefit of Simon Serruya, which in the Reorganization shall be changed into an aggregate of 2,394,830 Subordinate Voting Shares (the "Simon Serruya Shares"). Notwithstanding anything to the contrary in this Agreement, after the Merger (as defined herein) the Simon Serruya Shares may be sold free of the restrictions on disposition set forth in Section 3.5 of this Agreement, provided however, that until the Simon Serruya Shares are sold they shall be voted in accordance with the terms of this Agreement.

3. Yogen Fruz and Integrated Brands have agreed to enter into a merger agreement of even date herewith (the "Merger Agreement"), pursuant to which a wholly-owned subsidiary of Yogen Fruz will merge with Integrated Brands and shareholders of Integrated Brands will have the right to receive either
     (i) 0.557266 Multiple Voting Shares for each share of Class A Common Stock of Integrated Brands or (ii) 0.585129 Subordinate Voting Shares for each share of Class A Common-Stock of Integrated Brands (the "Merger").

4. Pursuant to the Merger, the Integrated Brands Principal Shareholders will receive an aggregate of 1,752,713 Multiple Voting Shares in exchange for their shares of Class A Common Stock of Integrated Brands.

5. As a result, after completion of the Merger, the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders will be significant shareholders of Yogen Fruz.

6. It is a condition of the execution of the Merger Agreement that this Agreement be entered into by the parties hereto.

     IN CONSIDERATION of the sum of $1.00 now paid by each party hereto to the other, the entering into of the Merger Agreement, the premises and other good and valuable consideration, the receipt and sufficiency of which are acknowledged by each party hereto, the parties hereto covenant and agree as follows:


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

                                    ARTICLE 1

                                 INTREPRETATION

1.1  Definitions

     In this Agreement, unless the subject matter or context is inconsistent therewith:

     "Affiliate" when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries,controls, or is controlled by, or is under common control with, such specified Person and a Person shall be deemed to be controlled by another Person if controlled in any manner whatsoever that results in control in fact by that other Person (or that other Person and any Person or Persons with whom that other Person is acting jointly or in concert) whether directly or indirectly and whether through share ownership, a trust, a contract or otherwise;

     "Agreement" means this Board Representation Agreement as the same may be supplemented, amended, restated or replaced from time to time;

     "Associate", when used to indicate a relationship with a specified Person means

     (a) any trust or other estate in which such specified Person has a 10% or greater beneficial interest; or

     (b) any relative of such specified Person who has the same home as such specified Person or any Person to whom such specified Person is married or with whom such specified Person is living in a conjugal relationship outside marriage or any relative of such spouse or other Person who has the same home as such specified Person;

     "Business Day" means any day of the week other than a Saturday, Sunday or statutory or civic holiday observed in Toronto, Ontario;

     "Convertible Security" means a security of Yogen Fruz or Integrated Brands, as the context requires, convertible or exercisable into or exchangeable for one or more Voting Securities of Yogen Fruz or Integrated Brands including options and purchase warrants;

     "Disposition" includes any sale, transfer, assignment, gift (if accepted) or other disposition of, or the creation or the coming into existence of any Encumbrance on an asset, and "dispose of" shall have a corresponding meaning;

     "Encumbrance" means any encumbrance of any kind whatever and includes a security interest, mortgage, lien, pledge, hypothecation, assignment, charge, trust or deemed trust (whether contractual, statutory or otherwise arising), adverse claim or any other right, option or claim of others of any kind whatever affecting an asset and any restrictive covenant or other agreement, restriction or limitation (registered or unregistered) on the disposition of an asset;

     "Person" shall be broadly interpreted and includes an individual, body corporate, partnership, joint venture, trust, unincorporated organization, the Crown or any agency or instrumentality thereof or any other entity recognized by law;

     "Related Person" means:

     (a)  with respect to 1082272 or The Serruya Family Trust:

          (i)  each 1082272 Principal;

          (ii) each Affiliate of a 1082272 Principal;

          (iii) each Associate of a 1082272 Principal;

          (iv) each trust in which a 1082272 Principal, his spouse or children has, either individually or collectively, a 10% or greater actual or contingent beneficial interest; and

          (v)  each Affiliate of 1082272 and The Serruya Family Trust; and

     (b)  with respect to each Integrated Brands Principal Shareholder:

          (i)  each Affiliate of such shareholder;

          (ii) each Associate of such shareholder;

          (iii) each trust in which such shareholder, his spouse or his children has, either individually or collectively, a 10% or greater actual or contingent beneficial interest; and

          (iv) David Smith, Susan Smith, Richard Smith and/or David Stein.

     "Rights" means any options, rights, warrants or subscription privileges issued or granted by Yogen Fruz or Integrated Brands, as the context requires, (whether or not currently exercisable or exercisable on conditions) to purchase Voting Securities or Convertible Securities;

     "1082272 Principal" means each of Michael Serruya and Aaron Serruya;

     "Securities Act (Ontario)" means the Securities Act, R.S.O. 1990, c. S.5, as amended and the regulations thereunder, and unless otherwise specified, means such act as the same may be hereafter amended or restated and any successor legislation of comparable effect;

     "Voting Security" means the Multiple Voting Shares and the Subordinate
     Voting

     Shares of Yogen Fruz or the Class A Common Stock of Integrated Brands.

1.2  Beneficial Ownership

     A Person shall be deemed to have "Beneficial Ownership" of and to "Beneficially Own" any Voting Securities, Convertible Securities and
     Rights:

     (a) as to which such Person or any of its Affiliates or Associates (or Persons acting jointly or in concert with any of them) is or may be deemed to be the direct or indirect beneficial owner pursuant to any of the provisions of the Securities Act (Ontario) as it exists on the date hereof, regardless of whether such Person is subject to the jurisdiction of that statute;

     (b) as to which such Person or any of its Affiliates or Associates (or Persons acting jointly or in concert with any of them) has, directly or indirectly the right to vote such Voting Securities, Convertible Securities and Rights pursuant to any agreement, arrangement, pledge or understanding, written or oral; or

     (c) which are Beneficially Owned within the meaning of subparagraphs (a) or (b) above by any other Person with which such Person or any of its Affiliates or Associates has any agreement, arrangement or understanding, written or oral, with respect to the voting of any Voting Securities, Convertible Securities and Rights;

     provided however, that a Person shall not be deemed to have "Beneficial Ownership" of or to "Beneficially Own" any Voting Securities, Convertible Securities or Rights:

     (d) solely because such Person or any of such Person's Affiliates or Associates has or shares the right to vote or direct the voting of such securities pursuant to a revocable proxy given in response to a public proxy solicitation made pursuant to, and in accordance with, the then applicable rules and regulations under the Securities Act (Ontario).

     (e) solely because such Person or any of such Person's Affiliates or Associates has or shares the power to vote or direct the voting of such securities in connection with or in order to participate in a public proxy solicitation.

1.3  Acting Jointly or in Concert

     For purposes of this Agreement, a Person shall be deemed to be acting jointly or in concert with another Person if such Person would be presumed to be acting jointly or in concert with such other Person for purposes of
     Section 91 of the Securities Act (Ontario) as it exists on the date hereof.

1.4  Number and Gender

     In this Agreement, words importing the singular include the plural and vice versa and words in one gender include all genders.

1.5  Headings and References

     The division of this Agreement into articles, sections, subsections, and paragraphs and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The article, section, subsection and schedule headings in this Agreement are not intended to be full or precise descriptions of the text to which they refer and are not to be considered part of this Agreement. All uses of the words "hereto", "herein", "hereof", "hereby", "hereunder" and similar expressions refer to this Agreement as a whole and not any particular portion of it. References to an Article, Section Subsection, paragraph or Schedule refer to the applicable article, section, subsection, paragraph or schedule of this Agreement.

1.6  Amendment

     This Agreement may be amended, modified or supplemented only by a written agreement signed by each party hereto.

1.7  Waiver of Rights

     Any waiver of, or consent to depart from, the requirements of any provision of this Agreement shall be effective only if it is in writing and signed by the party hereto giving it and only in the specific instance and for the specific purpose for which it has been given. No failure on the part of any party hereto to exercise, and no delay in exercising, any right under this Agreement shall operate as a waiver of such right. No single or partial exercise of any such right shall preclude any other or further exercise of such right or the exercise of any other right.

1.8  Time of Essence

     Time is of the essence of this Agreement and each of its provisions.

1.9  Recitals

     The Recitals to this Agreement are hereby incorporated and deemed to be part of this Agreement.

1.10 Action by Principal Shareholders

     Any act or election on the part of a group of Principal Shareholders shall be deemed taken upon receipt of a written direction signed by a member or members of such group owning at least 50% of the Voting Securities owned in the aggregate by such group of Principal Shareholders.

1.11 Reference to Amounts of Voting Securities

     All references to numbers of Voting Securities shall be adjusted appropriately in the event of a stock split, consolidation, merger, amalgamation or other similar transaction.

                                   ARTICLE 2

                         REPRESENTATIONS AND WARRANTIES

2.1 Integrated Brands and the Integrated Brands Principal Shareholders Representations

     The Integrated Brands Principal Shareholders each jointly and severally represents and warrants to Yogen Fruz and the Yogen Fruz Principal Shareholders that Richard E. Smith, David Smith and David Stein each is the registered and Beneficial Owner of the following shares of Class A Common Stock of Integrated Brands:

                        No. of Integrated Brands
                         shares of common stock
                        ------------------------
     Richard E. Smith           2,547,300
     David Smith                  517,000
     David Stein                   81,000

     and that such shares are all the shares of Class A Common Stock of Integrated Brands of which each is the registered or Beneficial Owner on the date hereof. On the date hereof, David Smith and David Stein are the Beneficial Owners of options which could result in them acquiring the following additional shares of Class A Common Stock of Integrated Brands:

                    No. of additional shares
                   of Class A Common Stock of
                    Integrated Brands which
                       could be acquired
                   --------------------------
     David Smith             175,000
     David Stein             222,500

     In addition, it is anticipated that David Smith will be granted an option to purchase 138,225 shares, and David Stein will be granted an option to purchase 90,000 shares of Class A Common Stock of Integrated Brands subsequent to the date hereof. In addition, Richard E. Smith and David Smith collectively will be granted an additional option to purchase an aggregate of 836,921 Multiple Voting Shares of Yogen Fruz, subject to the consummation of the Merger contemplated herein. David Smith and

     David Stein will elect to convert their options into options to purchase Multiple Voting Shares. On the date hereof, except as contemplated above, none of the Integrated Brands Principal Shareholders is the Beneficial Owner of any Convertible Securities or Rights which could result in them acquiring additional Voting Securities or other capital stock of Integrated Brands.

2.2  Yogen Fruz and the Yogen Fruz Principal Shareholders Representations

     The Yogen Fruz Principal Shareholders and Simon Serruya each jointly and severally represents and warrants to Integrated Brands and the Integrated Brands Principal Shareholders that The Serruya Family Trust and 1082272 are the registered owner of the following common shares of Yogen Fruz:

                                No. of Yogen Fruz
                                  common shares
                                -----------------
     108227                         6,859,092
     The Serruya Family Trust         155,031

     and that such common shares are all the Voting Securities of Yogen Fruz of which the Yogen Fruz Principal Shareholders and Simon Serruya are the registered or Beneficial Owner on the date hereof (of which 2,280,791 shares constitute the Simon Serruya Shares, which will be changed into Subordinate Voting Shares and not into Multiple Voting Shares). The Yogen Fruz Principal Shareholders are the Beneficial Owners of 4,733,332 of such shares and Simon Serruya is the Beneficial Owner of 2,280,791 of such shares. On the date hereof, The Serruya Family Trust, 1082272 and Michael Serruya, Aaron Serruya and Simon Serruya are not the Beneficial Owners of any Convertible Securities or Rights which could result in them acquiring additional Voting Securities or other capital stock of Yogen Fruz.

                                    ARTICLE 3

                              BOARD REPRESENTATION

3.1  Proportionate Representation

     The parties hereto acknowledge that (i) the Integrated Brands Principal Shareholders have agreed to support the Merger on the understanding that they are to be entitled to nominate 50% of the members of the board of directors of Yogen Fruz and that the Yogen Fruz Principal Shareholders have agreed to vote their common shares of Yogen Fruz and their Voting Securities of Yogen Fruz to elect such nominees, and (ii) the Yogen Fruz Principal Shareholders have agreed to support the Merger on the understanding that they are entitled to nominate 50% of the members of the board of directors of Yogen Fruz, all of whom will be Canadian residents, and the Integrated Brands Principal Shareholders have agreed to vote their Voting Securities of Yogen

     Fruz to elect such nominees.

     The Yogen Fruz Principal Shareholders acknowledge that the Integrated Brands Principal Shareholders intend to nominate directors who are not residents of Canada. The Yogen Fruz Principal Shareholders agree that in the event that the laws of the jurisdiction of incorporation of Yogen Fruz are changed in a manner which prevents the Integrated Brands Principal Shareholders from nominating and electing non-residents of Canada as their respective nominees to the board of directors of Yogen Fruz, then the Yogen Fruz Prindpal Shareholders will cooperate with the Integrated Brands Principal Shareholders in causing Yogen Fruz to take all necessary action to ensure that the Integrated Brands Principal Shareholders are entitled to nominate and elect non-residents of Canada as their director nominees (including, without limitation, continuing Yogen Fruz from its current jurisdiction of incorporation to another jurisdiction within Canada which permits at least 50% of the directors to be non-Canadians).

3.2  Yogen Fruz Obligations

     Yogen Fruz shall cause to be nominated for election as directors of Yogen Fruz only legally qualified individuals, 50% of whom shall be recommended jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be recommended jointly by the Yogen Fruz Principal Shareholders, as is contemplated in Section 3.1. Yogen Fruz agrees to solicit proxies from its shareholders for such nominees and to cause management proxies to be voted in favour of such nominees, except for such proxies as contain a specific contrary direction. Yogen Fruz's obligations under this Section
     3.2 shall terminate (i) with respect to the nominees of Integrated Brands Principal Shareholders, if the Integrated Brands Principal Shareholders own, in the aggregate, less than 500,000 Voting Securities (including Voting Securities issuable upon exercise or conversion of Convertible Securities), or (ii) with respect to the nominees of the Yogen Fruz Principal Shareholders, if the Yogen Fruz Principal Shareholders own, in the aggregate, less than 1,000,000 Voting Securities (including Voting Securities issuable upon exercise or conversion of Convertible Securities).

3.3  Obligations of the Principal Shareholders

     If any director of Yogen Fruz nominated by either group of Principal Shareholders shall cease to be a director for any reason whatsoever, each Principal Shareholder shall use its best efforts, promptly upon the request of the group of Principal Shareholders whose director has ceased to be a director, to cause to be elected or appointed a legally qualified individual nominated jointly by that group of Principal Shareholders (whose director has ceased to be a director) to replace such director.

     Each of the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders shall cast or cause to be cast all votes attached to the Voting Securities Beneficially Owned by it from time to time at all meetings of shareholders of Yogen

     Fruz at which any director of Yogen Fruz is to be elected, to elect and maintain as directors of Yogen Fruz the number of nominees of the Integrated Brands Principal Shareholders and Yogen Fruz Principal Shareholders required by this Agreement. If any director ceases to be a director of Yogen Fruz for any reason at any time, each group of Principal Shareholders shall direct any nominees which it has on the board of directors of Yogen Fruz to vote to appoint a new or additional nominee to the board of the group of Principal Shareholders whose nominee ceased to be a director. If the board of directors of Yogen Fruz does not appoint any such required nominee to the board of directors of Yogen Fruz within 5 Business Days after receiving notice of such nomination, then Yogen Fruz shall, at the request of any Principal Shareholder, promptly call a meeting of its shareholders to fill such vacancy, which meeting shall be held within 75 days thereafter.

     At any such meeting, each Yogen Fruz Principal Shareholder and each integrated Brands Principal Shareholder shall cast or cause to be cast all votes attached to the Voting Securities of Yogen Fruz Beneficially Owned by it as contemplated by this Agreement.

     Each Principal Shareholder agrees to use its best efforts, and shall take all actions to ensure (i) that Michael Serruya and Richard E. Smith are elected as the Co-Chairman and Chief Executive Officer of Yogen Fruz and each subsidiary and (ii) that the Board of Directors of Yogen Fruz and the Board of Directors of each direct and indirect subsidiary of Yogen Fruz, and each Committee of the Board of Directors of Yogen Fruz and each Committee of the Board of Directors of each direct and indirect subsidiary of Yogen Fruz shall be comprised of members, 50% of whom shall be designated jointly by the Integrated Brands Principal Shareholders and 50% of whom shall be designated jointly by the Yogen Fruz Principal Shareholders.

     Each of the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders agrees that they shall vote against any of the following matters put to the shareholders of Yogen Fruz unless the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholder agree in writing to vote for such matter:

     (a)  the sale of all or substantially all of the assets of Yogen Fruz;

     (b) an amalgamation, arrangement, merger, consolidation or other similar transaction involving Yogen Fruz;

     (c) any amendment or reenactment of the Memorandum of Association and/or the Articles of Association of Yogen Fruz that would adversely affect the rights of the Yogen Fruz Principal Shareholders or the Integrated Brands Principal Shareholders.

3.4  Resignation of Nominees

     If either group of Principal Shareholders does not have the requisite number of nominees elected to the board of Yogen Fruz as provided for in this Agreement for a period of 90 consecutive days, then the other group of Principal Shareholders shall use their best efforts to have any of their nominees who are in excess of 50% of the board resign as a director of Yogen Fruz, until each group of Principal Shareholders' nominees constitute 50% of the Board of Directors.

3.5  Limitations on Sale

     No Integrated Brands Principal Shareholder or Yogen Fruz Principal Shareholder shall dispose of, or permit the disposition of, any Voting Securities, Convertible Securities or Rights Beneficially Owned by such shareholder to a Related Person unless such Related Person agrees in writing with the other parties to this Agreement to assume and be bound by the obligations of such shareholder under this Agreement with respect to the Voting Securities, Convertible Securities or Rights disposed of and not to further dispose of any such Voting Securities, Convertible Securities or Rights to a Related Person of the disposing Shareholder or to an Associate or Affiliate of such Related Person unless the disposee agrees in writing with the other parties to this Agreement to assume and be bound by the same obligations.

     Except as provided in this paragraph, until the first to occur of (i) theTermination of this Agreement or (ii) the 21st anniversary of the date hereof, no Principal Shareholder shall dispose of any Voting Securities to a non-Related Person without the prior written consent of the other Principal Shareholders which consent may be withheld or granted in the other Principal Shareholders' sole discretion. Notwithstanding the foregoing, (i) the consent of the Integrated Brands Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Yogen Fruz Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Yogen Fruz Principal Shareholders will own, in the aggregate, more than 3,733,332 Voting Securities and (ii) the consent of the Yogen Fruz Principal Shareholders shall not be required with respect to the disposition of Voting Securities by the Integrated Brands Principal Shareholders to a non-Related Person if, after giving effect to such disposition, the Integrated Brands Principal Shareholders will own, in the aggregate, more than 1,800,000 Voting Securities (including Convertible Securities). Whether or not requiring consent in accordance with the terms of this paragraph (and, if requiring consent, after such consent is given) a Principal Shareholder desiring to dispose of his Voting Securities to a non-Related Person shall first offer such Voting Securities to the other group of Principal Shareholders at the market price (as defined in Schedule A) for such Voting Securities as of the date of the offer, provided that if such Voting Securities are Multiple Voting Shares and such Multiple Voting Shares are not listed, they shall be offered at the market price for Subordinate Voting Shares. The offer shall be made by written notice (the "Notice") which Notice shall specify the number of Voting Shares to be sold (the "Offered Securities") and the market price. The other group of Principal Shareholders may elect to purchase all or a portion of such Offered Securities, provided that if the other group of Principal Shareholders do not elect to purchase all of such Offered Securities on or before 5:00 P.M. of the third Business Day after delivering of the Notice (which election may be transmitted by facsimile), then the Offered Securities which the other group of Principal Shareholders has not elected to purchase may be sold. The other group of Principal Shareholders must evidence the election to purchase all or such portion of the Offered Shares by a written acceptance, which acceptance shall specify the number of Offered Shares to be purchased, the identity(ies) of the purchaser and the concurrence in the calculation of the market price, provided, however, in the event of a disagreement in the calculation of the market price a certificate from Yogen Fruz's independent accountants shall conclusively establish the market price. Each group of Principal Shareholders shall allocate among themselves the amount of Offered Shares to be purchased, but in the event of an inability to agree, each member shall be allowed to purchase no less than such individual member's pro rata percentage of the Voting Securities owned by his or its Principal Shareholder Group. The acceptance shall specify the date of the closing of the purchase of the Offered Securities which shall be no later than thirty (30) days from the date of the acceptance offer. All shares sold pursuant hereto shall be sold free and clear of all Encumbrances and all payments shall be made in immediately available funds against delivery of the certificates evidencing the shares subject to the sale, duly endorsed in blank for transfer. Prior to any sale to a non-Principal Shareholder, any Multiple Voting Shares must be converted to Subordinate Voting Shares. The parties hereto recognize and agree that the foregoing restriction on sales are reasonable and necessary to effectuate the intent and purposes of this Agreement.

     No Principal Shareholders shall convert, or cause to be converted, any Multiple Voting Shares or common shares of Yogen Fruz, or Rights to receive Multiple Voting Shares or common shares of Yogen Fruz, into Subordinated Voting Shares, or Rights to receive Subordinate Voting Shares, without the prior written consent of the other Principal Shareholders, which consent may be withheld or granted in the other Principal Shareholders' sole discretion, except as required in connection with (i) a permitted sale to a non-Principal Shareholder as set forth above, and (ii) the 2,366,66 common shares of Yogen Fruz held for the benefit of Simon Serruya.

     The parties hereto agree that the Principal Shareholders shall not accept an offer to sell any Voting Securities at a price in excess of the market price of the Voting Securities on the date of such offer, except: 1) sales made on the Toronto Stock Exchange or other regional or national exchange, outside or inside Canada, on which such securities are regularly traded; 2) to another Principal Shareholder; or 3) pursuant to an offer made proportionately and at the same price to all other Yogen Fruz shareholders.

3.6  Shareholders and Yogen Fruz

     Each of the Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders, to the extent that it is permitted by law, shall act and vote to carry out the intent and provisions of this Agreement. Yogen Fruz agrees to carry out and be bound by the provisions of this Agreement to the full extent that it has the capacity and power at law to do so. Without limiting the generality of the foregoing, each of the parties hereto agrees to cause such meetings of the directors and/or shareholders of Yogen Fruz to be called and held, resolutions passed, Certificate or Articles of Incorporation and/or Memorandum of Association and Articles of Association amended, by-laws enacted, agreements and other documents executed and delivered and things done or performed as may be required to ensure that the affairs of Yogen Fruz are conducted in accordance with the provisions of this Agreement.

                                   ARTICLE 4

                                OTHER PROVISIONS

4.1  Support of Merger

     Each of the Integrated Brands Principal Shareholders agree to vote all of their Voting Securities of Integrated Brands in favour of the Merger at the meeting of Integrated Brands to be called to consider the Merger and to elect to receive Multiple Voting Shares in exchange for each of their Voting Securities under the Merger.

     Each of the Yogen Fruz Principal Shareholders agree to vote all of their common shares of Yogen Fruz for the Reorganization and other proposals at the meeting of Yogen Fruz and to change their common shares of Yogen Fruz into Multiple Voting Shares (except the shares held for the benefit of Simon Serruya which shall be changed into Subordinate Voting Shares).

4.2  Agreement by the Principal Shareholders not to Sell

     Until consummation or termination of the Merger, each of the Principal Shareholders agree not to dispose of any of their Voting Securities of Integrated Brands and of Yogen Fruz.

4.3  Termination

     This Agreement shall terminate in the event the Merger Agreement is terminated prior to the Effective Time (as the term "Effective Time" is defined in the Merger Agreement). In addition, this Agreement may be terminated (i) by the Yogen Fruz Principal Shareholders, in the event the Integrated Brands Principal Shareholders are the Beneficial Owners, in the aggregate, of fewer than 750,000 Voting Securities (including Voting Securities issuable upon conversion or exercise of Convertible Securities); and (ii) by the Integrated Brands Principal Shareholders, in the event the Yogen Fruz Principal Shareholders are the Beneficial Owners of fewer than 1,500,000 Voting Securities (including Voting Securities issuable upon conversion or exercise of Convertible Securities).

     Any such termination of this Agreement shall be without prejudice to the rights of the parties hereto accrued under this Agreement to the date of termination.

4.4  Default

     (a) In the event that either the Integrated Brands Principal Shareholders or Yogen Fruz Principal Shareholders do not comply with their obligations and agreements set forth in this Agreement (which failure to comply, if capable of being cured, is not cured within ten (10) days after receiving notice thereof from the other Principal Shareholders) then the other Principal Shareholders shall have the right to require the defaulting Principal Shareholders to sell (free and clear of all liens and Encumbrances to such other Principal Shareholders, all or such portion thereof as elected by the other group of Principal Shareholders, of the Yogen Fruz Multiple Voting Shares beneficially owned by the defaulting Principal Shareholders, at the market price (as defined in Schedule A), for such Multiple Voting Shares, less 30%, or if the Multiple Voting Shares are not listed, at the market price (as defined in Schedule A) for Subordinate Voting Shares, less 30%. In each case, the exercise price of Convertible Securities shall be deducted from the purchase price. Such purchase shall be consummated on the date set forth in the notice of the failure (the "Breach Notice") of a group of Principal Shareholders to comply with their obligations and agreements set forth in this Agreement, but in no event more than sixty (60) days after such notice. All shares sold pursuant hereto shall be sold free and clear of all Encumbrances and all payments shall be made in immediately available funds against delivery of the certificates evidencing the shares subject to the sale, duly endorsed in blank for transfer.

          The Integrated Brands Principal Shareholders and the Yogen Fruz Principal Shareholders have agreed upon the above formula as as a realistic estimate at the time of this Agreement of the fair market value of their respective holdings based upon the then current market price as reduced by numerous factors, including, without limitation, the number of Voting Securities held by each party in relation to the trading volume of Yogen Fruz's securities, the restriction on the purchaser of such securities ability to resell such securities under applicable securities laws and the related market risks, and the absence of brokerage commissions and other costs of sale.

     (b) At the effective time of the merger the Yogen Fruz Principal Shareholders and the Integrated Brands Principal Shareholders shall deposit with an Escrow Agent to be mutually determined by them all of the multiple voting Yogen Fruz shares held by them. The Escrow Agent shall hold such shares in accordance with the provisions of this section and Section 3.5 of this Agreement.

     (c)  Each of the Principal Shareholders acknowledges and agrees that:

          (i) this Agreement and, in particular, the provisions of this Section 4.4, have been specifically negotiated by sophisticated commercial parties of equal bargaining power with the benefit of independent legal advice;

          (ii) the provisions of this Section 4.4. are reasonable in the circumstances of the transactions contemplated by this Agreement and are given as an integral and essential part of such transactions; and

          (iii) each of the Principal Shareholders waives, to the fullest extent permitted by law, any right to contest the validity or enforceability of this Section 4.4 and all defenses to the strict enforcement thereof.

4.5  Legend

     All certificates representing Voting Securities owned by Principal Shareholders shall bear the following legend:

          "The Shares represented by this certificate and the right to dispose and vote said shares is subject to a Board Representation Agreement by and among certain principal shareholders of the Company, a copy of which is available at the offices of the Company."

4.6  Tax Waiver

     Yogen Fruz agrees that, in the event that any Treaty Country Holder of Multiple Voting Shares elects to convert any Multiple Voting Shares into Subordinate Voting Shares, then Yogen Fruz will not withhold any amount on account of any failure by such Treaty Country Holder to obtain and deliver a Yogen Fruz clearance certificate under Section 116 of the Income Tax Act, if, and only if, Yogen Fruz has received, prior to a conversion, a "comfort letter" from Revenue Canada, which in the opinion of counsel, states that a clearance certificate under Section of the Income Tax Act is not required where a Treaty Country Holder converts any Multiple Voting Shares into Subordinate Voting Shares, and such Treaty Country Holder provides a representation to Yogen Fruz that it is a Treaty Country Holder.

     For these purposes, "Treaty Country Holder" means any holder of Multiple Voting Shares which is a non-resident of Canada but a resident of a country with which Canada has an income tax convention which exempts a resident from the requirement to pay Canadian tax on any gains with respect to a disposition of shares of Yogen Fruz unless the value of such shares is derived principally from real property situated in Canada (and, for greater certainty, the United States of America is such a country having such an income tax convention).

                                    ARTICLE 5

                                     GENERAL

5.1  Notices

     Any notice or other communication (hereinafter a "Notice") required or Permitted to be given or made hereunder shall be in writing and shall be well and sufficiently given or made if sent by prepaid first class registered mail, in the case of a Notice to Integrated Brands, addressed to it at:

          Integrated Brands Inc.
          4175 Veterans Highway
          Ronkonkoma, New York, 11779

          Attention: Richard E. Smith

     in the case of a Notice to Yogen Fruz, addressed to it at:

          Yogen Fruz World-Wide Inc.
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

          Attention: Michael Serruya, President

     in the case of a Notice to 1082272 or The Serruya Family Trust, addressed to it at:

          c/o Yogen Fruz World-Wide Inc.
          8300 Woodbine Avenue
          5th Floor
          Markham, Ontario
          L3R 9Y7

          Attention: Michael Serruya, President

     In the case of a Notice to Richard E. Smith, David Smith and David Stein, addressed to them at:

          c/o Integrated Brands Inc.
          4175 Veterans Highway
          Ronkonkoma, New York, 11779

          Attention: Richard E. Smith

     Any Notice given or made in accordance with this Section 4.1 shall be deemed to have been given or made and to have been received:

     (a)  on the day it was delivered, if delivered in person as aforesaid; or

     (b) on the third Business Day (excluding each day during which there exists any general interruption of postal services due to strike, lockout or other cause) after it was mailed, if mailed as aforesaid; and

     Any party hereto may from time to time change its address for notice by giving Notice to the other parties hereto in accordance with the provisions of this Section 5.1.

5.2  Further Assurances

     Each party hereto shall do such acts and shall execute and deliver such further agreements, documents and other writings, and shall cause the doing of such acts and the execution and delivery of such further agreements, documents and other writings, as are within its power and as any other party hereto may in writing at any time and from time to time reasonably request, in order to give full effect to the provisions of this Agreement.

5.3  Invalidity

     In the event that any term or provision of this Agreement shall be invalid or unenforceable such provision shall only be affected to the extent of such invalidity and unenforceabilty and shall be enforced to the fullest permitted extent and the remaining terms and provisions of this Agreement shall not be affected thereby and shall be valid and enforceable to the fullest extent permitted by law.

5.4  Successors and Assigns

     Neither this Agreement nor any right or obligation hereunder is assignable in whole or in part. Subject thereto, this Agreement shall, enure to the benefit of and be binding upon the parties hereto and their respective heirs, executors, legal personal representatives, administrators, successors (including any successor by reason of amalgamation or statutory arrangement of any party hereto) and permitted assigns.

5.5  Counterparts

     This Agreement may be executed in any number of counterparts. Each counterpart shall be deemed to be an original and all counterparts taken together shall constitute one agreement.

5.6  Facsimile Execution

     An executed copy of this Agreement may be delivered by any party hereto by facsimile. In such event, such party shall forthwith deliver to the other parties hereto, the copy of this Agreement executed by such party.

5.7  Governing Law

     This Agreement shall be governed by and construed in accordance with the laws of the State of New York without regard to its rule of conflicts of law.

5.8  Enforcement of Agreement

     The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement are not performed-in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties shall be entitled to injunctive and other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof exclusively in any court (federal or state) located in New York County ("New York Courts"), this being in addition to any other remedy to which the parties may be entitled at law or in equity. Each of the parties hereto (i) irrevocably submits to the exclusive jurisdiction of the New York Courts for the purpose of any suit, action or other proceeding arising out of this Agreement, the subject matter hereof or any of the transactions contemplated hereby brought by any party or their successor or assigns, and (ii) hereby waives, and agrees not to assert, by way of motion, as a defense or otherwise, in any such suit, action or proceedings, to the fullest extent permitted by applicable law, that the suit, action or proceeding is brought in an inconvenient forum, that the venue or the suit, action or proceeding is improper, or that this Agreement, or the subject matter hereof or any of the transactions contemplated hereby may not be enforced in or by such courts. Yogen Fruz hereby irrevocably appoints, and generally consents to service of process on Corporation Service Company at 500 Central Avenue, Albany, New York 12206, it being agreed that service upon such entity shall be valid service on Yogen Fruz. Final judgment against any party in any suit shall be conclusive, and may be enforced in other jurisdictions by suit on the judgment, a certified or true copy of which shall be conclusive evidence of the fact and of the amount of any indebtedness or liability of such party therein described.

          IN WITNESS WHEREOF the parties hereto have duly executed this Agreement under seal.

     SIGNED, SEALED AND DELIVERED                  )
     in the presence of                            ) "Richard E. Smith"      l/s
                                                     ------------------------
                                                   )  Richard E. Smith
                                                   )
                                                   ) "David Smith"           l/s
                                                     ------------------------
                                                   )  David Smith
                                                   )
                                                   ) "David Stein"           l/s
                                                     ------------------------
                                                   )  David Stein
                                                   )
                                                   ) INTEGRATED BRANDS INC.
                                                   )
                                                   ) By "Richard E. Smith"
                                                        ---------------------
                                                   )
                                                   ) By "David Stein"        c/s
                                                        ---------------------
                                                   )
                                                   ) YOGEN FRUZ WORLD-WIDE INC.
                                                   )
                                                   ) By "Michael Serruya"
                                                        ---------------------
                                                   )
                                                   ) By "Aaron Serruya"      c/s
                                                        ---------------------
                                                   )
                                                   ) 1082272 ONTARIO INC.
                                                   )
                                                   ) By "Michael Serruya"
                                                        ---------------------
                                                   )
                                                   ) By "Aaron Serruya"      c/s
                                                        ---------------------
                                                   )
                                                   ) THE SERRUYA FAMILY TRUST
                                                   )
                                                   ) By "Michael Serruya"
                                                        ---------------------
                                                   )
                                                   ) By "Aaron Serruya"      c/s
                                                        ---------------------
                                                   )
                                                   ) "Michael Serruya"       l/s
                                                     ------------------------
                                                   ) Michael Serruya
                                                   )
                                                   ) "Aaron Serruya"         l/s
                                                     ------------------------
                                                   ) Aaron Serruya

     By signing below, Simon Serruya agrees until consummation or termination of the Merger not to dispose of any of his Beneficially Owned Voting Securities of Yogen Fruz and at the Effective Time to convert such shares into Subordinate Voting Shares:

                                                   )
                                                   ) "Simon Serruya"         l/s
                                                     ------------------------
                                                   ) Simon Serruya

                                   Schedule A

     For the purposes of this Agreement "market price" of a class of securities, as to which there is a published market, at any date, is an amount equal to the simple average of the closing price of securities of that class for each of the business days on which there was a closing price falling not more than twenty business days before that date.

     Where a published market does not provide a closing price, but provides only the highest and lowest prices of securities traded on a particular day, the market price of the securities, at any date, is an amount equal to the average of the simple averages of the highest and lowest prices for each of the business days on which there were highest and lowest price falling not more than twenty business days before that date.

     Where there is more than one published market for a security, the market price shall be determined as follows:

          1. If only one of the published markets is in Canada, the market price shall be determined solely by reference to that market.

          2. If there is more than one published market in Canada, the market price shall be determined solely by reference to the published market in Canada on which the greatest volume of trading in the particular class of securities occurred during the twenty business days preceding the date as of which the market price is being determined.

          3. If there is no published market in Canada, the market price shall be determined solely by reference to the published market on which the greatest volume of trading in the particular class of securities occurred during the twenty business days preceding the date as of which the market price is being determined.

     Where there has been trading of securities in a published market for fewer than ten of the twenty business days preceding the date as of which the market price of the securities is being determined, the market price shall be the average of the following prices established for each of the twenty business days preceding that date,

     (a) the average of the bid and ask prices for each day on which there was no trading; and

     (b) the closing price of securities of the class for each day that there hasbeen trading, if the published market provides a closing price; or

     (c) the average of the highest and lowest prices of securities of that class for each day that there has been trading, if the published market provides only the highest and lowest prices of securities traded on a particular day.